 Exhibit 99.2

NewGenIvf Signs Non-Binding Term Sheet for Potential Reverse Merger with European Wellness Investment Holdings

BANGKOK, Thailand, April 22, 2024 (GLOBE NEWSWIRE) -- NewGenIvf Group (NASDAQ: NIVF) (“NewGen” or the “Company”), a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments, today announced the execution of a non-binding term sheet (the “Term Sheet”) regarding a proposed reverse merger (the “Proposed Transaction”) with healthcare company European Wellness Investment Holdings Limited (“EWIHL”).

Mr. Siu Wing Fung Alfred, Founder, Chairman, and CEO of NewGen commented, “I am thrilled to announce the signing of a non-binding term sheet with EWIHL, a leading healthcare company. The proposed reverse merger will bolster our position in several key ways. Operationally, it will unlock significant synergies, expand our global reach, and help us to further improve fertility outcomes for our customers. Financially, with the acquisition of a profitable business and a US$30 million fundraising, we will be well-equipped to fund our future growth. Moreover, the issuance of additional ordinary shares will increase our market capitalization, ensuring higher trading liquidity. Finally, I believe that the deemed price of US$5 per share confirms that our current share price is undervalued compared to the long-term fair valuation of the company.”

The Proposed Transaction

Pursuant to the Term Sheet, it is proposed that NewGen issue 53,600,000 of its ordinary shares to the shareholder(s) of EWIHL or its associate (the “EWIHL Shareholders”) in exchange for 100% equity interest of EWIHL, at a deemed price per share of US$5, representing an aggregate amount of US$268,000,000. Simultaneously, it is proposed that NewGen raise US$30 million from public or private shareholders, in a form mutually acceptable to both NewGen and EWIHL.

Following stockholder approval of the Proposed Transaction, EWIHL Shareholders are expected to hold approximately 76.4% equity interest in NewGen. The Company expects to announce additional details regarding the Proposed Transaction when a definitive agreement is executed. The completion of the Proposed Transaction is subject to, among other matters, the completion of due diligence, the negotiation of a definitive agreement, obtaining adequate financing, satisfaction of the conditions negotiated therein, and approval of the Proposed Transaction by the board and stockholders, as and when applicable. There can be no assurance that a definitive agreement will be entered into or that the Proposed Transaction will be consummated on the terms or timeframe currently contemplated, or at all.

About NewGen

NewGen is a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments. With a mission to aid couples and individuals in building families regardless of fertility challenges, NewGen has dedicated itself to creating increased access to infertility treatment and providing comprehensive fertility services for its customers. NewGen Group and its management have over a decade of experience in the fertility industry. NewGen’s clinics are located in Thailand, Cambodia, and Kyrgyzstan, and present a full suite of services for its patients, including comprehensive infertility and assisted reproductive technology treatments, egg and sperm donation, and surrogacy, in the appropriate jurisdictions, respectively. To learn more, visit www.newgenivf.com. The information contained on, or accessible through, NewGen’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

About European Wellness Investment Holdings Limited

European Wellness Biomedical Group (EW Group) is an international multi-award-winning European group renowned for its pioneering developments in precursor stem cell therapeutics, immunomodulation, biological and synthetic peptides, nutraceuticals, cosmeceuticals and biological regenerative medicine. EW Group owns a growing network of over 30 clinics and 4 hospitals worldwide and has over 600 (supplements/injectables) exclusive trademark products.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s or NewGenIvf Group’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s or NewGenIvf Group’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company or NewGenIvf Group operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in NewGenIvf Group’s Annual Report on Form 20-F and other documents filed or to be filed by NewGenIvf Group’s with the U.S. Securities and Exchange Commission (the “SEC”) from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these documents are available on the SEC’s website, www.sec.gov. All information provided herein is as of the date of this press release, and the Company and NewGenIvf Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

ICR, LLC
Robin Yang
Phone: +1 (212) 537-4406
Email: Newgenivf.IR@icrinc.com